15046324

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section FEB 27 2015 Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Venture Partners Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1224 Mill Street, Bldg. A
(No. and Street)

East Berlin (City) CT (State) 06023 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sam Occhipinti (800) 828-3332
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street (Address) Chestnut Hill (City) MA (State) 02467 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sam Occhipinti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Venture Partners Capital, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public My Commission Expires 5| 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Venture Partners Capital, LLC

We have audited the accompanying financial statements of Venture Partners Capital, LLC (a Delaware limited liability company) (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Venture Partners Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital pursuant to uniform net capital rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts
February 20, 2015

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

VENTURE PARTNERS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash	$	13,747
Marketable securities, at market value (cost $18,094)		1,450
Furniture and equipment (net of accumulated depreciation of $1,520)		7,600
Other assets		1,000
	$	23,797

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses	$	6,300
Members' equity		17,497
	$	23,797

See notes to financial statements

VENTURE PARTNERS CAPITAL, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2014

Revenues:		
Consulting fees	$	45,900
Operating expenses:		
Professional fees		75,456
Regulatory expenses		4,211
Depreciation expense		1,520
Other operating expenses		2,647
Unrealized loss		389
		84,223
Net loss	$	(38,323)

See notes to financial statements

VENTURE PARTNERS CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2014

		Total
Balance, January 1, 2014	$	50,820
Member contribution		5,000
Net loss		(38,323)
Balance, December 31, 2014	$	17,497

See notes to financial statements

VENTURE PARTNERS CAPITAL, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(38,323)
Adjustments to reconcile net loss to net cash provded by operating activities		
Depreciation		1,520
Unrealized losses on investments		389
Changes in operating assets and liabilities:		
Accounts receivable		41,000
Accounts payable		5,504
Net cash provided by operating activities		10,090
Cash flows from investing activities:		
Purchases of property and equipment		(9,120)
Cash flows from financing activities:		
Contributions from members		5,000
Net increase in cash during the year		5,970
Cash, beginning of year		7,777
Cash, end of year	$	13,747

See notes to financial statements

VENTURE PARTNERS CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 1 **Organization and nature of business**

Venture Partners Capital, LLC (the "Company") is a Delaware limited liability company, which shall continue in perpetuity unless dissolved in accordance with the operating agreement. The Company offers investment banking services, including investment advisory services and participation in private placements offerings in accordance with the management agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission, which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

In addition, the Company and its members have entered into an owners and members agreement that provides the Company an option to purchase a members' interest upon retirement, voluntary or involuntary withdrawal or removal from the Company at a price and under conditions as described in the agreement.

Note 2 **Summary of significant accounting policies**

Revenue recognition
The Company enters into contracts with customers for consulting fees to be paid during the term of the arrangement and commissions based on a fixed percentage of the total consideration paid once the merger, acquisition, etc. (the "Transaction") is finalized. Accordingly, management recognizes monthly consulting fees in revenue in the month earned when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, and collectability is reasonable assured, with separate revenue recognition for commissions once each transaction is finalized.

Income taxes
The members of the Company have elected to be taxed as a partnership. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the members.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns.

VENTURE PARTNERS CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

Note 2 **Summary of significant accounting policies (continued)**

Income tax positions (continued)
The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that the income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's federal and state income tax returns are generally open for examination for the past three years.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Securities owned
Marketable securities are valued at market value, based on last sales price for securities traded on a national exchange or last bid price for securities traded over-the counter. Security positions resulting from proprietary trading are reported at fair value in accordance with fair value standards. Realized and unrealized gains and losses resulting from these transactions are included in earnings.

Accounts receivable
An allowance for doubtful accounts is maintained based on management's assessment of the collectability of accounts receivable. The Company includes accounts receivable balances that are determined to be uncollectible, along with a general reserve, in the overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. There were no accounts receivable at December 31, 2014.

Fair value of financial instruments
The carrying amount of financial instruments, including cash and accrued expenses approximates fair value due to the short term nature of these assets and liabilities (see Note 5).

Note 2 **Summary of significant accounting policies (continued)**

Property and equipment
Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the related assets. Normal repair and maintenance costs are expenses as incurred.

Description	Estimated Useful Life
Equipment	3 years

Depreciation expense for the year ended December 31, 2014 totaled $1,520.

Subsequent events
The Company has evaluated subsequent events through February 20, 2015, which is the date the financial statements were available to be issued.

Note 3 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2014, the Company's net capital was $7,447, which was $2,447 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 85%.

Note 4 **Related party transactions**

A spouse of one of the members of the Company is the chief operating officer of the Company. During the year ended December 31, 2014, the Company incurred $36,000 of expenses for services rendered.

A related company, Venture Partners Advisors, LLC was paid $31,700 for professional services rendered during the year ended December 31, 2014, and is included in professional fees in the accompanying statement of operations. There was no amount due to the related company at December 31, 2014.

Note 5 **Fair value measurements**

Accounting standards require that financial and non-financial assets and liabilities, recognized or disclosed in financial statements on a recurring basis (at least annually), be measured at fair value. These standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

These standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. These standards describe three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.

Level 3 - Unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 2 and Level 3 inputs are only used when higher level inputs are not available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurements. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014.

Equity securities: Fair value is based on readily available market prices.

Note 5 **Fair value measurements (continued)**

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes the valuation of the Company's financial assets at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Equity securities	$ 1,450	$ -	$ -	$ 1,450
Total assets at fair value	$ 1,450	$ -	$ -	$ 1,450

Note 6 **Concentrations**

Revenue
One customer represented 100% of revenues for the year ended December 31, 2014.

Cash
The Company maintains its cash in bank deposit accounts, which may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to cash.

VENTURE PARTNERS CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2014

Capital				
Members' Equity			$	17,497
Nonallowable assets:				
Marketable securities	$	(1,450)		
Property and equipment, net		(7,600)		
Other assets		(1,000)		(10,050)
Net capital			$	7,447
Aggregate indebtedness				
Accrued expenses			$	6,300
Computation of basic net capital requirement				
Minimum net capital required			$	420
Minimum dollar net capital required				5,000
Net capital requirement				5,000
Excess net capital			$	2,447
Net capital less 120% of minimum dollar net capital required			$	1,447
Percentage of aggregate indebtedness to net capital				85%

Reconciliation with Company's computation (included in part II of form X-17A-5 as of December 31, 2014)

Net capital, as reported in Company's part II (unaudited) focus report	$	7,447
Net capital per above	$	7,447

VENTURE PARTNERS CAPITAL, LLC

REPORT UNDER THE EXEMPTION CONTAINED IN RULE 15c3-3

Period Ended December 31, 2014

TABLE OF CONTENTS

SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Venture Partners Capital, LLC

We have reviewed management's statements, included in the accompanying Report Under the Exemption Contained in Rule 15c3-3, in which (1) Venture Partners Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Venture Partners Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Venture Partners Capital, LLC stated that Venture Partners Capital, LLC met the identified exemption provisions for the period ended December 31, 2014 without exception. Venture Partners Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Venture Partners Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samet & Company PC

Chestnut Hill, Massachusetts

February 20, 2015

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

VENTURE PARTNERS CAPITAL L.L.C.

Assertions Regarding Exemption Provisions

I, as the managing member of Venture Partners Capital LLC ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from June 1, 2014 to December 31, 2014.

By:

Samuel F. Occhipinti, managing member

February 6, 2015
(Date)

MILL CROSSING ▪ P.O. DRAWER 9 ▪ KENSINGTON, CONNECTICUT 06037 ▪ 860-828-3332 ▪ FAX 860-828-3320